UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of Announcement No. 12 - 2009 issued by TORM A/S to The Copenhagen Stock Exchange on August 20, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)

Dated: August 20, 2009

By: /s/Mikael Skov Name: Mikael Skov Title: Chief Executive Officer

Exhibit 1

"The result for the first half of 2009 reflects that freight rates were at a historic low due to lower than expected global oil consumption. Our strategic view of the product tanker market is unchanged, and although the number of newbuildings is a challenge short-term, we are positive on the future prospects of the segment," says CEO Mikael Skov.

●	Profit before tax for the first six months of 2009 was USD 7 million which is lower than expected.

●	A loss before tax of USD 33 million was posted for the second quarter of 2009. The result is negatively affected by low freight rates and negative mark-to-market non-cash adjustments of USD 25 million, hereof USD 20 million on financial instruments primarily due to writedowns on options related to vessel values.

●	Product tanker rates were significantly lower than expected in the second quarter. This is primarily due to lower demand for transport of oil products as global consumption of oil was lower than anticipated. Moreover, a historically large number of newbuildings have been delivered, and fuel costs have increased substantially since the beginning of the year.

●	Bulk rates were higher than expected in the second quarter. This is primarily due to growing Chinese imports of iron ore and coal.

●	TORM's efficiency improvement programme had a favourable effect on performance in the second quarter as vessel operating costs per day dropped by an average of approximately 10% year-on-year across the fleet. The efficiency improvement programme – Greater Efficiency Power – will, as planned, produce annual cost savings of USD 40-60 million from 2010.

●	Based on broker valuations, the market value of TORM's fleet was below book value at 30 June 2009. However, as the market for product tanker vessels is currently illiquid, broker valuations are uncertain. The Company believes that the value decrease is not of a lasting nature and that future earnings and cash flow from the fleet still substantiate the book value.

●	Equity amounted to USD 1,270 million at 30 June 2009, equivalent to USD 18.3 per share (DKK 96.7 per share), excluding treasury shares, which represents an equity ratio of 39%.

●	Net interest-bearing debt totalled USD 1,670 million at 30 June 2009. More than 65% of the debt is due after 2012.

●	TORM's unutilised loan facilities and cash totalled approximately USD 400 million at the end of the second quarter.

●	At 30 June 2009, TORM had covered 45% of the remaining operating days in the Tanker Division at USD 19,918 per day and 69% of the remaining operating days in the Bulk Division at USD 17,376 per day.

●	TORM sold three bulk vessels in the second quarter at a total profit of USD 27 million, of which the profit of USD 19.5 million on two of the vessels will be recognised in the financial statements for the third quarter. In addition, a purchase option for a modern bulk carrier was exercised, and the vessel was resold at a profit of USD 5 million, which was recognised in the second quarter.

●	TORM maintains its forecast for a profit before tax of around break-even for 2009 as stated in announcement no. 11 dated 12 August 2009.

Telecon- ference
A teleconference and webcast (www.torm.com) will take place today, 20 August 2009, at 16:00 Copenhagen time (CET). To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM's website.

Contact	TORM A/S Tuborg Havnevej 18 DK-2900 Hellerup, Denmark	Telephone: +45 3917 9200 Mikael Skov, CEO Roland M. Andersen, CFO

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	1/18

Key figures

Million USD		Q2 2009	Q2 2008	Q1-Q2 2009	Q1-Q2 2008	2008
Income statement
Net revenue		193.6	286.6	452.4	541.6	1,183.6
Time charter equivalent earnings (TCE)		138.2	235.9	337.3	436.0	905.9
Gross profit		38.9	146.4	136.4	257.0	537.8
EBITDA		30.6	189.1	111.3	281.8	572.3
Operating profit		-2.9	158.0	46.0	220.0	446.3
Profit before tax		-32.5	146.4	6.7	198.5	360.1
Net profit		-33.6	145.4	6.0	197.6	361.4
Balance sheet
Total assets		3,255.7	3,211.1	3,255.7	3,211.1	3,317.4
Equity		1,269.8	1,210.6	1,269.8	1,210.6	1,278.9
Total liabilities		1,985.9	2,000.5	1,985.9	2,000.5	2,038.5
Invested capital		2,932.6	2,888.2	2,932.6	2,888.2	2,822.4
Net interest bearing debt		1,669.9	1,689.3	1,669.9	1,689.3	1,549.9
Cash flow
From operating activities		11.8	89.2	73.0	152.9	384.7
From investing activities		-17.6	-7.4	-144.3	-228.6	-262.4
Thereof investment in tangible fixed assets		-44.7	-78.2	-174.2	-181.1	-377.8
From financing activities		19.7	-80.3	15.6	49.0	-59.0
Net cash flow		13.9	1.5	-55.7	-26.7	63.3
Key financial figures
Margins:
TCE		71.4%	82.3%	74.6%	80.5%	76.5%
Gross profit		20.1%	51.1%	30.2%	47.5%	45.4%
EBITDA		15.8%	66.0%	24.6%	52.0%	48.3%
Operating profit		-1.5%	55.1%	10.2%	40.6%	37.7%
Return on Equity (RoE) (p.a.)*)		-8.0%	36.4%	-0.3%	30.0%	30.6%
Return on Invested Capital (RoIC) (p.a.)**)		-1.7%	16.7%	1.9%	14.1%	16.4%
Equity ratio		39.0%	37.7%	39.0%	37.7%	38.6%
Exchange rate USD/DKK, end of period		5.27	4.73	5.27	4.73	5.28
Exchange rate USD/DKK, average		5.60	4.78	5.48	4.87	5.09
Share related key figures
Earnings per share, EPS	USD	-0.5	2.1	0.1	2.9	5.2
Diluted earnings per share, DEPS	USD	-0.5	2.1	0.1	2.9	5.2
Cash flow per share, CFPS	USD	0.2	1.3	1.1	2.2	5.6
Share price, end of period (per share of DKK 5 each)	DKK	54.0	167.1	54.0	167.1	55.5
Number of shares, end of period	Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Mill.	69.2	69.2	69.2	69.2	69.2
*)
The gain from sale of vessels and the compensation for early returns of four Panamax bulk carriers and the mark-to-market adjustments of financial instruments  is not annualized when calculating the Return on Equity.

**)	The gain from sale of vessels and the compensation for early returns of four Panamax bulk carriers is not annualized when calculating the Return on Invested Capital.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	2/18

Profit by division

Million USD	Q2 2009				Q1-Q2 2009
	Tanker Division	Bulk Division	Not Allocated	Total	Tanker Division	Bulk Division	Not Allocated	Total
Revenue	172.9	20.7	0.0	193.6	383.0	69.4	0.0	452.4
Port expenses, bunkers and commissions	-48.0	-0.1	0.0	-48.1	-104.4	-2.5	0.0	-106.9
Freight and bunkers derivatives	-7.3	0.0	0.0	-7.3	-8.2	0.0	0.0	-8.2
Time charter equivalent earnings	117.6	20.6	0.0	138.2	270.4	66.9	0.0	337.3
Charter hire	-39.8	-15.3	0.0	-55.1	-79.5	-29.7	0.0	-109.2
Operating expenses	-41.0	-3.2	0.0	-44.2	-84.4	-7.3	0.0	-91.7
Gross Profit	36.8	2.1	0.0	38.9	106.5	29.9	0.0	136.4
Profit from sale of vessels	0.0	12.5	0.0	12.5	0.0	12.5	0.0	12.5
Administrative expenses	-20.7	-1.8	0.0	-22.5	-38.7	-3.9	0.0	-42.6
Other Operating income	2.4	0.0	0.0	2.4	4.8	0.0	0.0	4.8
Share of results of jointly controlled entities*	0.5	0.0	-1.2	-0.7	1.7	0.0	-1.5	0.2
EBITDA	19.0	12.8	-1.2	30.6	74.3	38.5	-1.5	111.3
Depreciation and impairment losses	-31.1	-2.4	0.0	-33.5	-60.9	-4.4	0.0	-65.3
Operating profit	-12.1	10.4	-1.2	-2.9	13.4	34.1	-1.5	46.0
Financial items, net	-	-	-29.6	-29.6	-	-	-39.3	-39.3
Profit/(Loss) before tax	-	-	-30.8	-32.5	-	-	-40.8	6.7
Tax	-	-	-1.1	-1.1	-	-	-0.7	-0.7
Net profit	-	-	-31.9	-33.6	-	-	-41.5	6.0
*) The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not-allocated".

Tanker Division	The Tanker Division's EBITDA for the second quarter was USD 19 million, against USD 55 million in the first quarter of 2009.

After a sluggish first quarter during which much of the winter market failed to materialise, the demand for tonnage dropped further in the second quarter, and the freight rates remained at a very low level throughout the quarter.

The tanker market was affected by the following major factors in the second quarter of 2009:

Positive impact:
●	Arbitrage shipping of gasoline from Europe to the Middle East and of middle- distillates from the Far East to Europe.
●	Use of LR2 and LR1 vessels as floating storage facilities and slow steaming reduced the supply of available tonnage.
●	Higher, but still low demand for naphtha in the Far East resulted in increased demand for LR1 and LR2 vessels.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	3/18

Negative impact:
●	The fall in global demand for oil.
●	Delivery of a large number of newbuildings.
●	Substantially higher fuel costs.
●	The number of port days has dropped by approximately 10% in 2009 as compared with 2008 as a result of significantly lower volumes of refined oil products to be transported.
●	A fall in the number of return voyages from the US to Europe reduced MR vessel earnings.

The Tanker Division achieved freight rates in the second quarter of 2009 which, relative to the second quarter of 2008, were 51% lower for the LR2 segment, 32% lower for the LR1 segment, 34% lower for the MR segment and 17% lower for the SR segment.

Operating costs per ship day in the Tanker Division decreased by an average of approximately 8% in the quarter as compared with the second quarter of 2008 as a result of the efficiency improvement programme.

Tanker Division	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Change Q2 08 - Q2 09	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	926	970	1,104	1,167	1,179	27%
TCE per earning day from the LR2 Pool	32,327	45,267	37,009	24,192	17,145	-47%
TCE per earning day1)	32,084	48,421	31,862	21,977	15,785	-51%	28,598
Operating days	849	963	1,069	1,080	1,092	29%
Operating expenses per operating day2)	8,359	7,319	8,564	7,507	7,556	-10%	7,745
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,764	1,804	2,009	1,864	1,756	0%
TCE per earning day from the LR1 Pool	28,370	34,700	35,140	22,503	15,577	-45%
TCE per earning day1)	27,036	23,648	23,217	21,755	18,491	-32%	21,838
Operating days	819	828	828	810	819	0%
Operating expenses per operating day2)	8,262	7,798	7,478	7,852	7,142	-14%	7,567
MR (45,000 DWT)
Available earning days	2,576	2,668	2,796	3,174	3,344	30%
TCE per earning day from the MR Pool	25,615	29,102	22,282	20.201	14,712	-43%
TCE per earning day1)	23,158	26,458	22,298	19,802	15,363	-34%	20,628
Operating days	2,441	2,484	2,400	2,497	2,548	4%
Operating expenses per operating day2)	8,172	7,609	7,653	8,227	7,458	-9%	7,731
SR (35,000 DWT)
Available earning days	1,092	1,100	1,102	1,145	1,135	4%
TCE per earning day1)	21,036	20,078	22,338	20,963	17,483	-17%	20,203
Operating days	910	920	920	969	1,001	10%
Operating expenses per operating day2)	6,644	6,193	6,633	7,662	6,600	-1%	6,780
1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	4/18

Bulk Division	EBITDA for the Bulk Division for the second quarter of 2009 was USD 13 million. USD 13 million of this was attributable to the sale of TORM
Baltic and the exercise of a purchase option followed by the subsequent resale of the modern Panamax bulk carrier TORM Skagen. Moreover, TORM Marta and TORM Tina were sold, but were not delivered until early in the third quarter, wherefore the profit will be recognised in the third quarter.

Bulk rates doubled in the second quarter, although from a very low level. The rates were better than expected, primarily as a result of growing Chinese steel production and imports of iron ore and coal. Chinese iron ore imports are estimated to have increased by approximately 30% in 2009 compared with 2008.

The Bulk Division's earnings per day were 73% lower in the second quarter of 2009 than in the same quarter of 2008.

Operating costs per ship day in the Bulk Division fell by an average of approximately 24% in the quarter as compared with the second quarter of 2008 as a result of the efficiency improvement programme.

Bulk Division	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Change Q2 08 - Q2 09	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,367	1,421	1,466	1,458	1,496	9%
TCE per earning day1)	50,568	49,888	38,958	13,929	13,756	-73%	28,915
Operating days	585	552	600	622	636	9%
Operating expenses per operating day2)	6,723	6,261	5,352	6,798	5,106	-24%	5,868
1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities
Other (non-allocated) activities are losses on investments in joint ventures of USD 1.2 million, financial expenses of USD 29.6 million and tax of USD 1.1 million. FR8 contributed a loss of USD 1.3 million in the second quarter.

Fleet development
At the end of the second quarter 2009, TORM's fleet of owned vessels comprised 61 tankers and six bulk carriers. Furthermore TORM has chartered-in 24 tankers and 10 bulk carriers and in addition has 40 tankers in either pools or under commercial management. In the second quarter, TORM signed agreements to sell three bulk carriers, one of which was delivered in the second quarter. The remaining two bulk carriers were delivered to the buyers in the third quarter.

	Owned vessels
	31. March 2009	Addition	Disposal	30. June 2009
LR2 / Aframax	12.5	-	-	12.5
LR1 / Panamax	7.5	-	-	7.5
MR	30.0	-	-	30.0
SR	11.0	-	-	11.0
Tankers	61.0	-	-	61.0
Panamax	7.0	-	1.0	6.0
Bulkers	7.0	-	1.0	6.0
Total	68.0	-	1.0	67.0

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	5/18

Plannedfleet changes	No vessels were contracted in the second quarter of 2009.

	30 June 2009	2009		2010				2011				2012				Total Order book
		Q3	Q4	Ql	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Product tankers
LR2	12.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
MR	30	2	1	3	2	1	1	-	-	-	1	-	1	1	1	14
SR	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Bulkers
Kamsarmax	0	-	-	-	-	-	1	1	2	-	-	-	-	-	-	4
Panamax	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Total	67	2	1	3	2	1	2	1	2	0	1	0	1	1	1	18

Results

Second quarter 2009
The second quarter of 2009 showed a gross profit of USD 39 million, against USD 146 million for the corresponding quarter of 2008. Profit before depreciation (EBITDA) for the period was USD 31 million, against USD 189 million for the second quarter of 2008. The decline in gross profit and EBITDA was primarily due to substantially lower freight rates in both the Tanker Division and the Bulk Division.

In the second quarter of 2009, depreciation amounted to USD 34 million.

An operating loss of USD 3 million was posted in the second quarter of 2009, against an operating profit of USD 158 million in the same quarter of 2008. The Tanker and Bulk Divisions contributed a loss of USD 12 million and a profit of USD 10 million respectively, whereas a loss of USD 1 million is unallocated.

There was a total negative effect from mark-to-market non-cash adjustments of USD 25 million in the second quarter with USD 20 million on financial instruments and USD 5 million on FFA/bunker derivatives. The mark-to-market adjustments on financial instruments were primarily due to a writedown of USD 23 million on options related to vessel values taken over in connection with the acquisition of OMI.

In the second quarter of 2009, financials amounted to an expense of USD 30 million, against an expense of USD 12 million in the same quarter of 2008. The difference was primarily due to the above-mentioned mark-to-market non-cash adjustments.

A loss after tax of USD 34 million was posted in the second quarter of 2009, including a profit of USD 13 million on the sale of vessels, against a profit of USD 145 million in the second quarter of 2008, where a profit of USD 52 million was recognised on the sale of vessels.

Assets
Total assets fell from USD 3,287 million to USD 3,256 million in the second quarter of 2009. TORM receives quarterly valuations on its fleet value from three internationally acknowledged shipbrokers and calculates a value in use derived from discounted cash flow valuations. Based on the broker valuations, the market value of TORM's fleet was below book value at 30 June 2009. However, as the market for product tanker vessels is currently illiquid, broker valuations are uncertain.

Liabilities	During the second quarter of 2009, the Company's net interest bearing debt rose from USD 1,615 million to USD 1,670 million. The item mainly comprises net borrowing in connection with the delivery of vessels, the cash effect of the distribution of dividend and positive cash earnings of the period. More than 65% of the debt is due after 2012. TORM's unutilised loan facilities and cash totalled approximately USD 400 million at the end of the second quarter

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	6/18

Total equity
In the second quarter of 2009, equity fell from USD 1,341 million to USD 1,270 million, which is the result of earnings during the period and dividends paid. Equity as a percentage of total assets dropped from 40.8% at 31 March 2009 to 39.0% at 30 June 2009.

At 30 June 2009, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company's share capital, which is unchanged from 31 March 2009.

Subsequent events
In the second quarter, TORM signed agreements to sell TORM Marta and TORM Tina for delivery in the third quarter. The sale of the two vessels will produce a profit of USD 19.5 million in the third quarter.

Outlook	TORM maintains its forecast for profit before tax of around break-even for 2009 as stated in announcement no. 11 dated 12 August 2009.

Sensitivity	At 30 June 2009, approximately 69% of the earning days of the Company's Panamax bulk carriers were covered for the remainder of the year. For the Tanker Division, approximately 45% of the remaining operating days were covered for the rest of the year.

	2009			2010			2011
	Total Days	Covered in %	USD/day	Total Days		USD/day	Total days	Covered in %	USD/day
Product tank
LR2	2,937	31%	23,326	5,488	16%	27,478	4,563	9%	29,801
LR1	3,995	40%	20,308	8,105	15%	19,974	6,768	11%	18,598
MR	8,061	45%	20,159	17,511	21%	20,771	18,256	5%	19,508
SR	2,178	76%	17,149	3,682	52%	17,316	3,650	20%	15,135
Total Product
tank	17,171	45%	19,919	34,786	22%	20,542	33,237	9%	19,687
Dry bulk
Panamax	2,421	69%	17,376	5,137	39%	16,119	6,145	10%	16,540
Total	19,592	48%	19,470	39,923	24%	19,626	39,382	9%	19,140

Safe Harbor Forward-looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	7/18

The TORM share

The price of a TORM share was DKK 54 as of 30 June 2009, against DKK 43.5 at the beginning of the second quarter – equivalent to an increase of DKK 10.5 (24%).

In the second quarter, the Company distributed a dividend of DKK 4.0 per share.

The total return to shareholders for the second quarter of 2009 was thus DKK 14.5 per share (calculated excluding reinvestment), corresponding to a total return of 33%.

Accounting policies

This interim report for the first half of 2009 has been prepared in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish regulations governing the presentation of interim reports by listed companies.

Except for the instances mentioned below, the interim report has been prepared using the accounting policies as for the Annual Report for 2008. The accounting policies are described in more detail in the Annual Report 2008.

As from 1 January 2009, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 1 "Presentation of Financial Statements", amendment to IAS 23 "Borrowing Costs", minor changes from Improvements to IFRSs, IFRIC 12 "Service Concission Agreements" and IFRIC 13 "Customer Loyalty Programmes". The new or amended standards and interpretations have not affected recognition and measurement in TORM's interim report for the first half of 2009. The presentation of the amendments to IAS 1 has changed the presentation in the interim report as Comprehensive income is presented in a separate statement. Comprehensive income was previously included in the statement of changes in equity.

The interim report for the first half of 2009 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a telephone conference for financial analysts and investors on 20 August 2009 at 16:00 Copenhagen time (CET), reviewing the interim report for the first half of 2009. The conference call will be hosted by Mikael Skov, CEO, and Roland M. Andersen, CFO, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM's website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM's financial report for the third quarter of 2009 will be released on 18 November 2009.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 June 2009.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	8/18

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2009.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 20 August 2009

	Management	Board of Directors

	Mikael Skov, CEO	Niels Erik Nielsen, Chairman
	Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard Lennart Arrias Margrethe Bligaard Bo Jagd Jesper Jarlbæk Gabriel Panayotides Angelos Papoulias E. Michael Steimler Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company operates a combined fleet of more than 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen. TORM's shares are listed on the OMX Nordic Exchange Copenhagen (symbol: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	9/18

Income statement

Million USD	Q2 2009	Q2 2008	Q1-Q2 2009	Q1-Q2 2008	2008
Revenue	193.6	286.6	452.4	541.6	1,183.6
Port expenses, bunkers and commissions	-48.1	-59.4	-106.9	-113.9	-264.1
Freight and bunkers derivatives	-7.3	8.7	-8.2	8.3	-13.6
Time charter equivalent earnings	138.2	235.9	337.3	436.0	905.9
Charter hire	-55.1	-44.3	-109.2	-90.3	-193.8
Operating expenses	-44.2	-45.2	-91.7	-88.7	-174.3
Gross profit (Net earnings from shipping activities)	38.9	146.4	136.4	257.0	537.8
Profit from sale of vessels	12.5	52.0	12.5	52.0	82.8
Administrative expenses	-22.5	-19.8	-42.6	-39.5	-89.9
Other operating income	2.4	3.1	4.8	6.7	14.5
Share of results of jointly controlled entities	-0.7	7.4	0.2	5.6	27.1
EBITDA	30.6	189.1	111.3	281.8	572.3
Depreciation and impairment losses	-33.5	-31.1	-65.3	-61.8	-126.0
Operating profit	-2.9	158.0	46.0	220.0	446.3
Financial items	-29.6	-11.6	-39.3	-21.5	-86.2
Profit before tax	-32.5	146.4	6.7	198.5	360.1
Tax	-1.1	-1.0	-0.7	-0.9	1.3
Net profit	-33.6	145.4	6.0	197.6	361.4
Earnings per share, EPS
Earnings per share, EPS (USD)	-0.5	2.1	0.1	2.9	5.2
Earnings per share, EPS (DKK)*)	-2.7	9.9	0.5	13.9	26.6

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	10/18

Statement of comprehensive income

Million USD	Q2 2009	Q2 2008	Q1-Q2 2009	Q1-Q2 2008	2008

Net profit for the period	-33.6	145.4	6.0	197.6	361.4

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	0.1	-0.1	0.0	0.1	0.0

Fair value adjustment on hedge instruments	8.1	-0.2	24.5	-2.6	-56.5

Value adjustment on hedge instruments transferred
to income statement	-1.0	-0.1	3.8	-2.0	15.1

Value adjustment on hedge instruments transferred
to assets	0.0	0.0	-1.2	0.0	0.0

Fair value adjustment on available for sale investments	1.7	-1.0	0.7	-2.1	-4.8

Transfer to income statement on sale of available for sale investments	0.0	0.0	0.0	0.0	-2.6

Other comprehensive income after tax	8.9	-1.4	27.8	-6.6	-48.8

Total comprehensive income	-24.7	144.0	33.8	191.0	312.6

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	11/18

Income statement by quarter

Million USD	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Revenue	286.6	336.6	305.4	258.8	193.6
Port expenses, bunkers and commissions	-59.4	-76.5	-73.7	-58.8	-48.1
Freight and bunkers derivatives	8.7	-15.9	-6.0	-0.9	-7.3
Time charter equivalent earnings	235.9	244.2	225.7	199.1	138.2
Charter hire	-44.3	-50.4	-53.1	-54.1	-55.1
Operating expenses	-45.2	-41.5	-44.1	-47.5	-44.2
Gross profit (Net earnings from shipping activities)	146.4	152.3	128.5	97.5	38.9
Profit from sale of vessels	52.0	10.8	20.0	0.0	12.5
Administrative expenses	-19.8	-22.6	-27.8	-20.1	-22.5
Other operating income	3.1	4.3	3.5	2.4	2.4
Share of results of jointly controlled entities	7.4	6.1	15.4	0.9	-0.7
EBITDA	189.1	150.9	139.6	80.7	30.6
Depreciation and impairment losses	-31.1	-31.3	-32.9	-31.8	-33.5
Operating profit	158.0	119.6	106.7	48.9	-2.9
Financial items	-11.6	-28.3	-36.4	-9.7	-29.6
Profit before tax	146.4	91.3	70.3	39.2	-32.5
Tax	-1.0	-0.5	2.7	0.4	-1.1
Net profit	145.4	90.8	73.0	39.6	-33.6

Earnings per share, EPS Earnings per share, EPS (USD)	2.1	1.3	1.1	0.6	-0.5

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	12/18

Assets

Million USD	30 June 2009	30 June 2008	31 Dec. 2008
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.4	3.9	2.4
Total intangible assets	91.6	93.1	91.6
Tangible fixed assets
Land and buildings	3.7	3.9	3.7
Vessels and capitalized dry-docking	2,354.4	2,168.7	2,325.9
Prepayments on vessels	306.8	313.6	272.7
Other plant and operating equipment	11.4	6.5	9.2
Total tangible fixed assets	2,676.3	2,492.7	2,611.5
Financial assets
Investment in jointly controlled entities	131.8	109.0	130.5
Loans to jointly controlled entities	39.7	111.8	42.2
Other investments	7.1	11.7	6.4
Other financial assets	4.3	46.0	31.0
Total financial assets	182.9	278.5	210.1

TOTAL NON-CURRENT ASSETS	2,950.8	2,864.3	2,913.2
CURRENT ASSETS
Bunkers	20.7	26.1	18.3
Freight receivables, etc.	57.0	101.9	120.2
Other receivables	58.3	79.9	72.0
Other financial assets	11.5	0.0	10.7
Prepayments	15.1	7.9	14.7
Cash and cash equivalents	112.6	78.3	168.3
	275.2	294.1	404.2
Assets held for sale	29.7	52.7	0.0
TOTAL CURRENT ASSETS	304.9	346.8	404.2
TOTAL ASSETS	3,255.7	3,211.1	3,317.4

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	13/18

Equity and liabilities

Million USD	30 June 2009	30 June 2008	31 Dec. 2008
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	0.6	5.2	-0.1
Retained profit	1,227.7	1,154.1	1,209.5
Proposed dividends	0.0	0.0	55.1
Hedging reserves	-5.6	4.1	-32.7
Translation reserves	4.1	4.2	4.1
TOTAL EQUITY	1,269.8	1,210.6	1,278.9
LIABILITIES
Non-current liabilities
Deferred tax liability	55.2	55.4	55.1
Mortgage debt and bank loans	1,644.0	1,572.4	1,505.8
Acquired liabilities related to options on vessels	2.8	31.6	10.7
Acquired time charter contracts	0.3	8.8	3.9
TOTAL NON-CURRENT LIABILITIES	1,702.3	1,668.2	1,575.5

Current liabilities
Mortgage debt and bank loans	138.5	195.2	212.4
Trade payables	25.6	48.6	49.0
Current tax liabilities	8.7	14.1	9.7
Other liabilities	100.0	59.4	179.8
Acquired liabilities related to options on vessels	1.8	0.0	0.0
Acquired time charter contracts	8.7	12.7	11.2
Deferred income	0.3	2.3	0.9
TOTAL CURRENT LIABILITIES	283.6	332.3	463.0

TOTAL LIABILITIES	1,985.9	2,000.5	2,038.5
TOTAL EQUITY AND LIABILITIES	3,255.7	3,211.1	3,317.4

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	14/18

Equity 1 January – 30 June 2009

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2009	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9
Changes in equity Q1-Q2 2009:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-51.2	-	-	-	-51.2
Dividends paid on treasury shares	-	-	2.5	-	-	-	-	2.5
Exchange rate adjustment on dividends paid	-	-	3.9	-3.9	-	-	-	0.0
Share-based compensation	-	-	5.8	-	-	-	-	5.8
Comprehensive income for the period	-	-	6.0	-	0.7	27.1	0.0	33.8
Total changes in equity Q1-Q2 2009	0.0	0.0	18.2	-55.1	0.7	27.1	0.0	-9.1
Equity at 30 June 2009	61.1	-18.1	1,227.7	0.0	0.6	-5.6	4.1	1,269.8

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	15/18

Equity 1 January – 30 June 2008

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1-Q2 2008:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-68.6	-	-	-	-68.6
Dividends paid on treasury shares	-	-	3.3	-	-	-	-	3.3
Exchange rate adjustment on dividends paid	-	-	-4.1	4.1	-	-	-	0.0
Share-based compensation	-	-	3.7	-	-	-	-	3.7
Comprehensive income for the period	-	-	197.6	-	-2.1	-4.6	0.1	191.0
Total changes in equity Q1-Q2 2008	0.0	0.0	200.5	-64.5	-2.1	-4.6	0.1	129.4
Equity at 30 June 2008	61.1	-18.1	1,154.1	0.0	5.2	4.1	4.2	1,210.6

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	16/18

Statement of cash flows

Million USD	Q2 2009	Q2 2008	Q1-Q2 2009	Q1-Q2 2008	2008
Cash flow from operating activities
Operating profit	-2.9	158.0	46.0	220.0	446.3
Adjustments:
Reversal of profit from sale of vessels	-12.5	-52.0	-12.5	-52.0	-82.8
Reversal of depreciation and impairment losses	33.5	31.1	65.3	61.8	126.1
Reversal of share of results of jointly controlled entities	0.7	-7.4	-0.2	-5.6	-27.1
Reversal of other non-cash movements	5.6	-2.4	5.3	-7.0	-7.8
Dividends received	0.0	1.2	0.0	1.4	1.3
Dividends received from joint controlled entities	2.1	0.2	2.8	1.5	3.9
Interest received and exchange rate gains	2.4	2.8	4.2	12.5	13.4
Interest paid	-12.1	-18.4	-29.7	-42.3	-84.3
Income taxes paid	-0.1	-0.3	-1.8	-1.6	-4.2
Change in inventories, accounts receivables and payables	-4.9	-23.6	-6.4	-35.8	-0.1
Net cash inflow/(outflow) from operating activities	11.8	89.2	73.0	152.9	384.7
Cash flow from investing activities
Investment in tangible fixed assets	-44.7	-78.2	-174.2	-181.1	-377.8
Investment in equity interests and securities	0.0	-15.1	0.0	-133.5	-133.9
Loans to jointly controlled entities	1.1	0.0	2.4	0.0	69.6
Payment of liability related to options on vessels	0.0	0.0	1.5	0.0	-6.7
Acquisition of enterprises and activities	0.0	0.0	0.0	0.0	0.0
Sale of equity interests and securities	0.0	17.4	0.0	17.4	17.4
Sale of non-current assets	26.0	68.5	26.0	68.6	169.0
Net cash inflow/(outflow) from investing activities	-17.6	-7.4	-144.3	-228.6	-262.4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	245.4	869.8	263.4	1,007.4	1,020.7
Repayment/redemption, mortgage debt	-177.0	-884.8	-199.1	-893.1	-955.9
Dividends paid	-48.7	-65.3	-48.7	-65.3	-123.8
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	19.7	-80.3	15.6	49.0	-59.0
Increase/(decrease) in cash and cash equivalents	13.9	1.5	-55.7	-26.7	63.3
Cash and cash equivalents, beginning balance	98.7	76.8	168.3	105.0	105.0
Cash and cash equivalents, ending balance	112.6	78.3	112.6	78.3	168.3

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	17/18

Statement of cash flows by quarter

Million USD	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Cash flow from operating activities
Operating profit	158.0	119.7	106.6	48.9	-2.9
Adjustments:
Reversal of profit from sale of vessels	-52.0	-10.8	-20.0	0.0	-12.5
Reversal of depreciation and impairment losses	31.1	31.3	33.0	31.8	33.5
Reversal of share of results of jointly controlled entities	-7.4	-6.1	-15.4	-0.9	0.7
Reversal of other non-cash movements	-2.4	-0.8	0.0	-0.3	5.6
Dividends received	1.2	0.0	-0.1	0.0	0.0
Dividends received from joint controlled entities	0.2	1.5	0.9	0.7	2.1
Interest received and exchange rate gains	2.8	3.7	-2.8	1.8	2.4
Interest paid	-18.4	-20.2	-21.8	-17.6	-12.1
Income taxes paid	-0.3	0.4	-3.0	-1.7	-0.1
Change in inventories, accounts receivables and payables	-23.6	-7.5	43.2	-1.5	-4.9
Net cash inflow/(outflow) from operating activities	89.2	111.2	120.6	61.2	11.8
Cash flow from investing activities
Investment in tangible fixed assets	-78.2	-112.6	-84.1	-129.5	-44.7
Investment in equity interests and securities	-15.1	0.0	-0.4	0.0	0.0
Loans to jointly controlled entities	0.0	64.0	5.6	1.3	1.1
Payment of liability related to options on vessels	0.0	-11.0	4.3	1.5	0.0
Acquisition of enterprises and activities	0.0	0.0	0.0	0.0	0.0
Sale of equity interests and securities	17.4	0.0	0.0	0.0	0.0
Sale of non-current assets	68.5	63.0	37.4	0.0	26.0
Net cash inflow/(outflow) from investing activities	-7.4	3.4	-37.2	-126.7	-17.6
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	869.8	0.0	13.3	18.0	245.4
Repayment/redemption, mortgage debt	-884.8	-59.5	-3.3	-22.1	-177.0
Dividends paid	-65.3	0.0	-58.5	0.0	-48.7
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-80.3	-59.5	-48.5	-4.1	19.7
Increase/(decrease) in cash and cash equivalents	1.5	55.1	34.9	-69.6	13.9
Cash and cash equivalents, beginning balance	76.8	78.3	133.4	168.3	98.7
Cash and cash equivalents, ending balance	78.3	133.4	168.3	98.7	112.6

ANNOUNCEMENT NO. 12 – 2009
20 AUGUST 2009	TORM – SECOND QUARTER REPORT 2009	18/18